Exhibit 12.1

TRANSATLANTIC PETROLEUM LTD.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

Three Months Ended March 31,
2015

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$ (3,972)
Interest expense	3,310
Portion of rent expense representing interest	-
Earnings available for fixed charges	(662)

Fixed charges:
Interest expense	3,310
Portion of rent expense representing interest	-
Fixed charges	3,310

Ratio of earnings to fixed charges	-
Coverage deficiency	7,282